FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 13th April 2011

ANNUAL INFORMATION UPDATE

In accordance with the requirements of Prospectus Rule 5.2, the following information and documents were published, or made available to the public, over the period from 14 March 2010 to and including 15 March 2011 in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

This annual information is provided pursuant to Prospectus Rule 5.2.3G made by the Financial Services Authority and not for any other purpose and by filing this annual information update neither Royal Dutch Shell (“the Company”), nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained or referred to below herein.  The information referred to below is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future.  Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. Neither this annual information update, nor the information referred to below constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

1. Announcements made via a Regulatory Information Service (London Stock Exchange)

Date	Description of Contents of Announcement
15/03/2010	Holding(s) in Company
16/03/2010	Strategy update
16/03/2010	Filing of 2009 Annual Report and Form 20-F
18/03/2010	Holding(s) in Company
19/03/2010	Director/PDMR Shareholding
22/03/2010	Holding(s) in Company
22/03/2010	Director/PDMR Shareholding
22/03/2010	Director/PDMR Shareholding
23/03/2010	Holding(s) in Company
31/03/2010	Voting Rights and Capital
08/04/2010	Advance Notice Q1 Results
12/04/2010	Notice of AGM
15/04/2010	Director Declaration
15/04/2010	Annual Information Update
16/04/2010	Annual Financial Report
28/04/2010	1st Quarter 2010 Results
28/04/2010	1st Quarter 2010 Interim Dividend
28/04/2010	Voting Rights and Capital
30/04/2010	Director/PDMR Shareholding
30/04/2010	Director/PDMR Shareholding
18/05/2010	Result of AGM
20/05/2010	Board Committee change
25/05/2010	Director Declaration
26/05/2010	Voting Rights and Capital
28/05/2010	RDS acquires new positions in US tight gas
04/06/2010	Director/PDMR Shareholding
11/06/2010	Director/PDMR Shareholding
11/06/2010	Director/PDMR Shareholding
14/06/2010	Director/PDMR Shareholding
18/06/2010	Advance Notice of Q2 Results
22/06/2010	Director/PDMR Shareholding
30/06/2010	Voting Rights and Capital
02/07/2010	Scrip Dividend Scheme
29/07/2010	Q2 and half year 2010 Results
29/07/2010	Q2 dividend and Q3 financial calendar
29/07/2010	Appointment of new Director
30/07/2010	Voting Rights and Capital
03/08/2010	Director Declaration
12/08/2010	Completion of revolving credit facility
31/08/2010	Voting Rights and Capital
14/09/2010	Director/PDMR Shareholding
17/09/2010	RDS introduces Scrip Dividend Programme
22/09/2010	Advance Notice Q3 Results
23/09/2010	Director/PDMR Shareholding
28/09/2010	New Growth for Shell in Upstream Americas
30/09/2010	Voting Rights and Capital
27/10/2010	RDS to sell Downstream businesses in Finland and Sweden
28/10/2010	Q3 2010 Results
28/10/2010	Q3 2010 Dividend Announcement
28/10/2010	2011 Interim Dividend Timetable
28/10/2010	Changes to Board and Committees
29/10/2010	Voting Rights and Capital
02/11/2010	Director/PDMR Shareholding
02/11/2010	Director Declaration
03/11/2010	Shell signs sale agreement for LPG business in Sri Lanka
05/11/2010	Shell to sell Gulf of Mexico Fields
08/11/2011	RDS reduces interest in Woodside
08/11/2010	Director/PDMR Shareholding
08/11/2010	Director/PDMR Shareholding
09/11/2010	Shell completion of Woodside sale
10/11/2010	Scrip Dividend Reference Price
10/11/2010	Director/PDMR Shareholding
11/11/2010	Director/PDMR Shareholding
12/11/2010	Director/PDMR Shareholding
30/11/2010	Voting Rights and Capital
30/11/2010	Gazprom and Shell agree to pursue broader cooperation
03/12/2010	Q3 Euro and GBP equivalents
10/12/2010	Shell to sell Gas Fields in South Texas
13/12/2010	Director Declaration
14/12/2010	Additional Listing
17/12/2010	Issuance of new shares
17/12/2010	Advance Notice of Q4 2010 Results
20/12/2010	Board Committee change
20/12/2010	Director/PDMR Shareholding
22/12/2010	Director/PDMR Shareholding
22/12/2010	Director/PDMR Shareholding
30/12/2010	Voting Rights and Capital
04/01/2011	Director/PDMR Shareholding
05/01/2011	Director/PDMR Shareholding
26/01/2011	National Storage Mechanism
31/01/2011	Voting Rights and Capital
02/02/2011	Director Declaration
03/02/2011	Q4 and Full Year 2010 Results
03/02/2011	Q4 Dividend announcement
07/02/2011	Director/PDMR Shareholding
07/02/2011	Director/PDMR Shareholding
16/02/2011	Q4 2010 Scrip Dividend Reference Price
21/02/2011	African Downstream Business
23/02/2011	Director/PDMR shareholding
25/02/2011	Voting Rights and Capital
28/02/2011	Director/PDMR Shareholding
03/03/2011	Director Declaration
04/03/2011	Euro and GBP Equivalent Dividend Payments
10/03/2011	Directorate Change
10/03/2011	Board and Board Committee change
14/03/2011	Shell announces important oil discovery in Brunei
15/03/2011	2011 Strategy Update
15/03/2011	2010 Annual Report and Form 20-F
15/03/2011	Annual Financial Report

Details of all regulatory announcements can be found in full on the London Stock Exchange website at: www.londonstockexchange.com

2. Documents filed at Companies House

Date	Document Type	Description
19/05/2010	AA	Interim Accounts made up to 31/03/10
28/05/2010	TM01	Resignation of Director
28/05/2010	TM01	Resignation of Director
28/05/2010	Resolution	Dis-application of pre-emption rights
Authority to purchase shares
Authority to allot shares
Articles of Association
09/06/2010	AA	Group Accounts made up to 31/12/09
24/08/2010	AA	Interim Accounts made up to 30/06/10
17/09/2010	AP01	Appointment of Director
17/09/2010	AP01	Appointment of Director
22/10/2010	AR01	Annual Return plus Bulk List
15/11/2010	TM01	Resignation of Director
16/11/2010	AP01	Appointment of Director
25/11/2010	AA	Interim Accounts made up to 30/09/10
18/01/2011	SH01	Allotment of shares

Copies of these documents can be found on the Companies House Direct website at: www.direct.companieshouse.gov.uk or by contacting Companies House, Crown Way, Maindy, Cardiff CF14 3UZ

3. Documents published or sent to shareholders or filed with the UKLA Document Viewing Facility/National Storage Mechanism (NSM).

Date	Description
16/04/2010	Annual Report and Form 20-F for the year ended December 31, 2009, Annual Review and Summary Financial Statements 2009, Notice of 2010 AGM, Proxy Forms and Notice of Availability
18/05/2010	Resolutions passed at 2010 AGM
17/09/2010	Scrip Dividend Programme documentation
25/01/2011	Letter regarding e communications and other matters

Documents submitted to the FSA can be viewed at the Document Viewing Facility situate at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS and/or National Storage Mechanism via www.hemscott.com/nsm.do

4. Documents lodged with the Authority for Financial Markets ("AFM")
and Euronext Amsterdam Stock Exchange.

The Company is listed on the Euronext Amsterdam Stock Exchange and the Regulatory Information Releases sent to the Euronext Amsterdam Stock Exchange (see www.euronext.nl) are identical to those released to the London Stock Exchange (see 1 above) and the New York Stock Exchange (see 5 below).

In addition thereto, the Company has submitted the filings listed below to the Authority for Financial Markets ("AFM"):

16/03/2010	Royal Dutch Shell updates on strategy
16/03/2010	RDS 2009 Annual Report and Form 20-F
08/04/2010	Advance Notice Q1 Results
28/04/2010	1st Quarter 2010 Results
28/04/2010	First Quarter 2010 Interim Dividend
28/05/2010	Royal Dutch Shell plc acquires new positions in US tight gas
18/06/2010	Advance Notice of Q2 Results
02/07/2010	Scrip dividend scheme
29/07/2010	2nd Quarter and Half Year 2010 Results
29/07/2010	2nd Quarter Dividend and Q3 Financial Calendar
29/07/2010	RDS Board appoints new non-executive director
17/09/2010	Shell introduces Scrip Dividend Programme
22/09/2010	Advance Notice of 3rd Quarter Results
28/09/2010	New growth for Shell in Upstream Americas
27/10/2010	Shell to sell downstream businesses in Finland and Sweden
28/10/2010	Royal Dutch Shell 3rd Quarter 2010 Results
28/10/2010	RDS Q3 2010 Dividend Announcement
28/10/2010	RDS Q3 2010 2011 Interim Dividend Timetable
28/10/2010	Changes to RDS Board and its committees
03/11/2010	Shell signs sale agreement for LPG business in Sri Lanka
05/11/2010	Shell to sell Gulf of Mexico fields
08/11/2010	Shell reduces its Interest in Woodside
08/11/2010	Director/PDMR Shareholding
09/11/2010	Shell Completion Announcement
10/11/2010	Third Quarter 2010 Scrip Dividend Programme Reference Share Price
30/11/2010	Gazprom and Shell Agree to Pursue Broader Cooperation
03/12/2010	RDS: Third Quarter Euro and GBP Equivalents
10/12/2010	Shell to sell gas fields in South Texas to Oxy USA, Inc.
17/12/2010	Notice of Results
17/12/2010	Issuance of new shares
03/02/2011	RDS 4th Quarter and Full Year 2010 Results
03/02/2011	4th Quarter Dividend Announcement
16/02/2011	RDS Q4 Scrip Dividend Reference Price
21/02/2011	RDS African Downstream Business
04/03/2011	RDS EUR and GBP Equivalent Dividend Payments
14/03/2011	Shell announces important oil discovery in Brunei
15/03/2011	2011 Strategy Update
15/03/2011	2010 Annual Report and Form 20-F

Full details of the filings can be found at: www.afm.nl

5. Documents lodged with the Securities and Exchange Commission

The company is listed on the New York Stock Exchange and the Regulatory Information Releases sent to the New York Stock Exchange are identical to those released to the London Stock Exchange (see 1 above) and the Euronext Amsterdam Stock Exchange (see 4 above).

The Company has submitted filings to the US Securities and Exchange Commission ("SEC"):

Date	Format	Description
16/03/2010	20-F	Annual and transition report of foreign private issuers [Sections 13 or 15(d)]
16/03/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
16/03/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
16/03/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
18/03/2010	424B3	Prospectus [Rule 424(b)(3)]
19/03/2010	FWP	Filing under Securities Act Rules 163/433 of free writing prospectuses
19/03/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
19/03/2010	424B5	Prospectus [Rule 424(b)(5)]
22/03/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
22/03/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
23/03/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
23/03/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
23/03/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
24/03/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
25/03/2010	8-A12B	Registration of securities [Section 12(b)]
13/04/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
16/04/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
16/04/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
19/04/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
28/04/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
28/04/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
04/05/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
04/05/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
06/05/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
20/05/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
21/05/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
26/05/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
28/05/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
04/06/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
11/06/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
14/06/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
15/06/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
21/06/2010	424B3	Prospectus [Rule 424(b)(3)]
22/06/2010	FWP	Filing under Securities Act Rules 163/433 of free writing prospectuses
22/06/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
22/06/2010	424B5	Prospectus [Rule 424(b)(5)]
23/06/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
24/06/2010	8-A12B	Registration of securities [Section 12(b)]
25/06/2010	11-K	Annual report of employee stock purchase, savings and similar plans
28/06/2010	8-A12B	Registration of securities [Section 12(b)]
29/07/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
29/07/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
29/07/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
30/07/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
04/08/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
14/09/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
17/09/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
24/09/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
29/09/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
28/10/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
28/10/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
28/10/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
28/10/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
02/11/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
03/11/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
03/11/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
08/11/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
09/11/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
09/11/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
09/11/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
12/11/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
12/11/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
17/11/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
01/12/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
13/12/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
14/12/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
15/12/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
16/12/2010	S-8	Securities to be offered to employees in employee benefit plans
20/12/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
21/12/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
21/12/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
23/12/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
23/12/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
05/01/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
07/01/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
27/01/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
02/02/2011	SC 13G/A	Statement of acquisition of beneficial ownership by individuals
03/02/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
03/02/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
03/02/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
09/02/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
09/02/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
17/02/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
24/02/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
01/03/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
04/03/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
10/03/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
10/03/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
15/03/2011	20-F	Annual and transition report of private foreign private issuers [Section 13 or 15(d)]
15/03/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]

Full details of the filings can be found on the SEC’s website at:
www.sec.gov/cgi-bin/browse-edgar?company=Royal+Dutch+Shell&CIK=&filenum=&State=&SIC=&owner =include&action=getcompany

6. Documents lodged with the Other Regulators

The Company has not submitted filings to other Registrars, Regulators and Banks

Date	Description of Contents of Announcement
None

7. Further information

Further general information on Royal Dutch Shell plc can be found at the Company’s website: www.shell.com

Mark Edwards
Deputy Company Secretary
Royal Dutch Shell plc
Shell Centre
London SE1 7NA

+44 (0) 20 7934 2817

April 12, 2011

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Deputy Company Secretary

Date: 13 April 2011